# PROMISSORY NOTE

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$10,000.00                                                    DATE: February 29, 2008


      FOR VALUE RECEIVED, the undersigned, jointly and severally, promise to pay to the order of ANTHONY BRANDON ESCOBAR. Ten Thousand Dollars ($10,000.00), together with interest from date at the rate of Four and a half per cent (4.5%) per annum on the unpaid principal, said principal and interest payable as follows:

The entire principal balance shall be due and payable in full on or before February 28, 2011.

This Note may be paid in full or in part at any time without penalty. Each payment shall be applied first to accrued interest and the balance to the reduction of principal. Any amount not paid in full as of February 28, 2011 shall bear interest thereafter at the rate of Eighteen per cent (14.0%) per annum until paid.

If this note is collected by an attorney after default in the payment of principal or interest, either with or without suit, the undersigned, jointly and severally, agree to pay all costs and expenses of collection including a reasonable attorney's fee.

The makers, sureties, guarantors and endorsers hereof severally waive presentment for payment, demand and notice of dishonor and nonpayment of this Note, and consent to any and all extensions of time, renewals, waivers or modifications that may be granted by the holder hereof with respect to the payment or other provisions of this note, and to the release of any security, or any part thereof, with or without substitution.


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                                           Trafalger Resources, Inc.
                                           Anthony P. Coletti, Director


READ AND APPROVED BY THE UNDERSIGNED:


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                                           Anthony Brandon Escobar